Exhibit 99.1

Wah Fu Education Group Ltd. Announces Financial Results for the First Half of Fiscal Year 2022

BEIJING, China, March 28, 2022 (GLOBE NEWSWIRE) -- Wah Fu Education Group Limited (“Wah Fu” or the “Company”) (NASDAQ:WAFU), a provider of online education and exam preparation services, as well as related training materials and technology solutions for both institutions and individuals, today announced its unaudited financial results for the six months ended September 30, 2021.

Financial Highlights for the Six Months Ended September 30, 2021

	For the Six Months Ended September 30,
($’000, except per share data)	2021	2020	% Change
Revenue	$5,805	$4,302	34.9%
Gross profit	$3,406	$2,430	40.2%
Gross margin	58.7%	56.5%	3.9	pp
Income (loss) from operations	$688	$687	0.1%
Operating profit (loss) margin	11.8%	16.0%	(25.9	)pp
Net income (loss)	$594	$511	16.3%
Basic and diluted earnings (loss) per share	$0.11	$0.09	18.1%

*	pp: percentage points

●	Revenue increased by 34.9% year-over-year to $5.81 million for the six months ended September 30, 2021 from $4.30 million for the same period of the prior fiscal year. The increase in revenue is primarily attributable to the increased revenue from providing online education services.

●	Gross profit increased by 40.2% to $3.41 million for the six months ended September 30, 2021 from $2.43 million for the same period of the prior fiscal year. Gross margins were 58.7% and 56.5% for the six months ended September 30, 2021 and 2020, respectively. The increased gross profit was mainly due to the sharply increased revenue from providing online education service, which had a higher gross margin. For further details, please see below section titled “Revenue.”

●	Income from operations were $0.69 million for the each of six months ended September 30, 2021 and 2020. Operating profit margin was 11.8% for the six months ended September 30, 2021, compared to operating profit margin of 16.0% for the same period of the prior fiscal year.

●	Net income was $0.59 million or, income per share of $0.11 for the six months ended September 30, 2021, compared to net income of $0.51 million, or income per share of $0.09, for the same period of the prior fiscal year.

Unaudited Financial Results for the six months Ended September 30, 2021

Revenue

For the six months ended September 30, 2021, revenue increased by $1.50 million, or 34.9%, to $5.80 million from $4.30 million for the same period of the prior fiscal year. The increase in revenue is primarily attributable to the increase of revenue from providing online education services.

For the six months ended September 30, 2021, revenue from providing online education services increased by $1.55 million, or 36.9%, to $5.73 million from $4.19 million for the same period of the prior fiscal year. The increase was primarily due to increase in Business-to-Business-to-Customer (“B2B2C”) revenues. The increase in B2B2C revenues was due to the increased revenue from providing online continuing education and examination services. The online courses we provided during the six months ended September 30, 2021 increased sharply. As a consequence, revenue from online education services increased compared to the same period of the prior fiscal year. The number of online courses provided increased by 65,807 from 285,653 courses for the six months ended September 30, 2020 to 351,460 courses for the six months ended September 30, 2021.

Cost of revenue

Cost of revenue increased by $0.51 million, or 27.5%, to $2.36 million for the six months ended September 30, 2021 from $1.85 million for the same period of the prior fiscal year. The increase in overall cost of revenue was mainly due to increased cost of revenue for online education services. Because revenue from the online education services increased, the co-operation fee paid to collaborators increased. The increase was partially offset by payroll expense due to the decrease of the total number of employees during the six months ended September 30, 2021.

Cost of revenue for online education services increased by $0.21 million, or 11.4%, to $2.03 million for the six months ended September 30, 2021 from $1.83 million for the same period of the prior fiscal year. The increase in cost of revenue for online education services was primarily due to increased collaboration fees resulting from business expansion in Hunan Province. As the total numbers of adult education course increased, the collaboration fees paid to collaborator increased accordingly.

Gross profit

Gross profit increased by $0.98 million, or 40.2%, to $3.41 million for the six months ended September 30, 2021 from $2.43 million for the same period of the prior fiscal year. As a result, gross margin increased by 2.2 percent to 58.7% for the six months ended September 30, 2021 from 56.5% for the same period of the prior fiscal year.

Gross profit for online education services increased by $1.32 million or 56.4% to $3.66 million for the six months ended September 30, 2021 from $2.34 million for the same period of the prior fiscal year. As the online courses we provided during the six months ended September 30, 2021 increased sharply, the revenue from online education services increased compared to the same period of the prior fiscal year. Further, as the growth of our platform does not depend on additional research and development nor significant customer acquisitions costs, the cost of online education services, such as collaboration fees paid to universities, depreciation and amortization expenses did not increase in line with the increase in revenue. As a result, gross margin for online education services increased to 63.9% for the six months ended September 30, 2021 from 56.0% for the same period of the prior fiscal year.

Operating expenses

Selling expenses increased by $0.19 million, or 22.9%, to $1.00 million for the six months ended September 30, 2021 from $0.81 million for the same period of the prior fiscal year. The increase was mainly due to the Company increased marketing expenses for the period.

General and administrative expenses increased by $0.79 million, or 84.9%, to $1.72 million for the six months ended September 30, 2021 from $0.93 million for the same period of the prior fiscal year. The increase was primarily because the Company was exempted from contributing social insurance payments during the six months ended September 30, 2020 due to the impact of COVID-19. There was no such item during six months ended September 30, 2021, the Company resumed social insurance payments and social insurance expenses accordingly increased for the same period.

Total operating expenses increased by $0.98 million, or 56.0%, to $2.72 million for the six months ended September 30, 2021 from $1.74 million for the same period of the prior fiscal year.

Income (loss) from operations

Income from operations was $0.69 million for each of the six months ended September 30, 2021 and 2020. Please see above for a detailed description of such Income (loss) from operations.

Other income (expenses)

Total other income, including interest income, loss from investments in unconsolidated entity, net of other expenses, were $0.02 million and $0.04 million for the six months ended September 30, 2021 and the same period of the prior fiscal year, respectively.

Income before income taxes

Income before income taxes was $0.70 million for the six months ended September 30, 2021, compared to income before income taxes of $0.72 million for the same period of the prior fiscal year.

Net income and earnings per share

Net income was $0.59 million for the six months ended September 30, 2021, compared to net income of $0.51 million for the same period of the prior fiscal year. Net profit margin was 10.2% for the six months ended September 30, 2021, compared to net profit margin of 11.9% for the same period of the prior fiscal year.

After deducting non-controlling interests, net profit attributable to the Company was $0.47 million, or profit of $0.11 basic and diluted share, for the six months ended September 30, 2021. This compared to net profit of $0.37million, or profit of $0.09 per basic and diluted share, for the same period of the prior fiscal year.

Weighted average number of shares outstanding was 4,430,243 for the six months ended September 30, 2021, compared to 4,381,033 for the same period of last fiscal year.

Financial Condition

As of September 30, 2021, the Company had cash of $8.17 million, compared to $12.05 million as of March 31, 2020. Total working capital was $9.62 million as of September 30, 2021, compared to $8.97 million as of March 31, 2020.

Net cash used in operating activities was $2.42 million for the six months ended September 30, 2021, compared to net cash provided by operating activities of $1.59 million for the same period last year. Net cash used in investing activities was $1.70 million for the six months ended September 30, 2021, compared to net cash provided by investing activities $0.68 million for the same period last year. Net cash provided by financing activities was $0.06 million for the six months ended September 30, 2021, compared to net cash used in financing activities $0.09 million for the same period of last year.

About Wah Fu Education Group Limited

Headquartered in Beijing, China, Wah Fu Education Group Limited provides online training and exam preparation services, as well as related training materials and technology solutions for both institutions, such as universities and training institutions, and students. For more information about Wah Fu, please visit www.edu-edu.cn.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are not statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the online training industry in China and the other markets the Company serves or plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the other markets the Company serves or plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”).  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Raincy Du
ir@edu-edu.com.cn

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30,	As of March 31,
	2021	2021
ASSETS
CURRENT ASSETS:
Cash	$8,174,775	$12,054,015
Accounts receivable, net	2,090,655	1,919,379
Other receivables, net	3,816,185	217,174
Loan to third parties, current	560,330	623,711
Loan to related parties	1,737,229	78,979
Other current assets	164,627	139,940
TOTAL CURRENT ASSETS	16,543,801	15,033,198

Loan to third parties, noncurrent	130,494	78,882
Right-of-use assets	259,800	371,603
Rent deposit	80,375	79,045
Property and equipment, net	715,370	759,445
Investments in unconsolidated entities	12,078	11,879
Deferred tax assets, net	789,924	639,269
TOTAL ASSETS	$18,531,842	$16,973,321

CURRENT LIABILITIES:
Due to related parties	$297,855	$297,855
Deferred revenue	4,796,157	4,141,555
Operating lease liabilities, current	214,158	256,600
Taxes payable	984,215	712,327
Other payables	133,046	118,442
Accrued expenses and other liabilities	503,334	532,246
TOTAL CURRENT LIABILITIES	6,928,765	6,059,025

Operating lease liabilities, noncurrent	36,912	105,872
TOTAL LIABILITIES	6,965,677	6,164,897

COMMITMENTS AND CONTINGENCIES

EQUITY
Common stock, $0.01 par value, 30,000,000 shares authorized; 4,440,085 and 4,381,033 0 shares issued and outstanding as of September 30, 2021 and March 31, 2021, respectively	44,401	43,810
Additional paid-in capital	4,798,793	4,799,384
Statutory reserve	323,820	323,820
Retained earnings	5,783,442	5,312,654
Accumulated other comprehensive loss	(125,051)	(278,180)
Total shareholders’ equity	10,825,405	10,201,488
Non-controlling interest	740,760	606,936
TOTAL EQUITY	11,566,165	10,808,424
TOTAL LIABILITIES AND EQUITY	$18,531,842	$16,973,321

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended September 30,
	2021	2020

REVENUE	$5,804,552	$4,302,082

COST OF REVENUE AND RELATED TAX
Cost of revenue	2,364,854	1,853,601
Business and sales related tax	33,506	18,634

GROSS PROFIT	3,406,192	2,429,847

OPERATING EXPENSES
Selling expenses	998,720	812,877
General and administrative expenses	1,719,664	929,998
Total operating expenses	2,718,384	1,742,875

INCOME FROM OPERATIONS	687,808	686,972

OTHER INCOME (EXPENSE)
Interest income	32,483	82,864
Other expenses	(16,336)	(46,389)
Total other income, net	16,147	36,475

INCOME BEFORE INCOME TAX PROVISION	703,955	723,447

PROVISION FOR INCOME TAXES	109,829	212,024

NET INCOME	594,126	511,423

Less: net income attributable to non-controlling interest	123,208	136,783

NET INCOME (LOSS) ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$470,918	$374,640

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	594,126	511,423
Other comprehensive loss: foreign currency translation loss	129,926	247,135
Total comprehensive loss	724,052	758,558
Less: Comprehensive income attributable to non-controlling interest	10,486	18,746

COMPREHENSIVE INCOME ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$713,566	$739,812

Earnings per common share - basic and diluted	$0.11	$0.09
Weighted average shares - basic and diluted	4,430,243	4,381,033

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATION STATEMENTS OF CHANGES IN EQUITY

	Ordinary Shares		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive	Shareholders’	Non-controlling	Total
	Shares	Amount	Capital	Reserves	Earnings	Income (Loss)	Equity	Interest	Equity

Balance at March 31, 2021	4,381,033	$43,810	$4,799,384	$323,820	$5,312,654	$(278,180)	$10,201,488	$606,936	$10,808,424

Common stock	59,052	591	(591)	-	-	-	-	-	-
Net income (loss)	-	-	-	-	470,788	-	470,788	123,338	594,126
Foreign currency translation adjustment	-	-	-	-	-	153,129	153,129	10,486	163,615

Balance at September 30, 2021	4,440,085	$44,401	$4,798,793	$323,820	$5,783,442	$(125,051)	$10,825,405	$740,760	$11,566,165

Balance at March 31, 2020	4,381,033	$43,810	$4,799,384	$231,424	$4,723,999	$(734,028)	$9,064,589	$234,540	$9,299,129

Net income (loss)	-	-	-	-	374,640	-	374,640	136,783	511,423
Foreign currency translation adjustment	-	-	-	-	-	228,389	228,389	18,746	247,135
Balance at September 30, 2020	4,381,033	$43,810	$4,799,384	$231,424	$5,098,639	$(505,639)	$9,667,618	$390,069	$10,057,687

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended, September 30
	2021	2020
Cash flows from operating activities:
Net Income (loss)	$594,126	$511,423
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	68,190	70,124
Non-cash lease expense	252,897	130,173
Loss from disposal of property and equipment	4,444	-
Provision for doubtful accounts	265,965	241,551
Provision for investments in unconsolidated entities	-	23,329
Interest income from loan to third parties	(24,956)	(72,600)
Deferred tax benefit	(139,442)	(53,069)
Changes in operating assets and liabilities:
Accounts receivable, net	(404,495)	(645,705)
Other receivable, net	(3,583,568)	150,959
Other current assets	(23,352)	(44,446)
Rent deposit	-	(77,731)
Deferred revenue	583,009	787,789
Taxes payable	259,051	245,863
Other payable	12,825	4,074
Operating lease liabilities	(250,247)	(129,738)
Accrued expenses and other liabilities	(37,742)	445,590
Net cash provided by operating activities	(2,423,295)	1,587,586

Cash flows from investing activities:
Purchase of property and equipment	(69,923)	(7,417)
Proceeds made for loans to related party	(1,650,000)	(1,650,000)
Proceeds from loans to related party	-	2,355,481
Payments made for loans to third parties	23,513	(18,321)
Net cash provided by (used in) investing activities	(1,696,410)	679,743

Cash flows from financing activities:
Changes in due to related parties	58,250	(88,510)
Net cash provided by (used in) financing activities	58,250	(88,510)

Effect of exchange rate fluctuation on cash	182,215	253,600

Net increase in cash	(3,879,240)	2,432,419
Cash at beginning of the period	12,054,015	6,833,891
Cash at end of the period	$8,174,775	$9,266,310

Supplemental cash flow information
Cash paid for income taxes	$(9,678)	$29,066

Non-cash financing activities
Right of use assets obtained in exchange for operating lease obligations	$793,531	$816,057